EXHIBIT 99.1

Wanger Reiterates Opposition to AltiGen’s Special Meeting Proposals
Repeats Call for Chairman to Step Down and Invites Shareholders to Continue Sharing Concerns

CHICAGO—(BUSINESS WIRE)—Wanger Investment Management, Inc., which manages the investments of the Wanger Long-Term Opportunity Fund II, LP, one of the largest shareholders of AltiGen Communications, Inc. (NASDAQ: ATGN) (“AltiGen”) with a stake in excess of 11% of the outstanding shares, today reiterated its intention to vote against two proposals put forth by AltiGen’s Board to be voted on at the Special Meeting of Shareholders, rescheduled for June 18, 2009.

“It’s critically important to motivate and retain AltiGen’s talented and dedicated employees with appropriate incentive compensation plans, but I refuse to rubber stamp any plan that has not been developed and reviewed by a truly competent, independent Board,” said Eric D. Wanger, President and Chief Executive Officer of Wanger Investment Management. “I have heard from a number of other shareholders who feel the same way and who are determined to take a stand against the Board’s entrenchment tactics and disregard for shareholders, on display yet again in the Board’s last minute decision to delay a vote rather than allowing shareholders to be heard.”

In a letter addressed to the AltiGen Board of Directors dated June 3, 2009, Wanger expressed his disapproval of the Board’s decision to postpone the originally scheduled Special Meeting, challenged the Board’s motivation for doing so, and informed the Board again of his intention to continue urging other AltiGen shareholders to contact him to share and discuss their concerns.

The full text of the letter is found below:

June 3, 2009

VIA FEDEX
The Board of Directors
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, CA 95134

Gentlemen:

As one of the largest shareholders of AltiGen Communications, Inc. (“AltiGen” or the “Company”), I continue to advocate actions by officers of the Company and the board of directors (the “Board”) that are in the best interests of AltiGen and its shareholders.

I am gravely troubled that the Board would yet again manipulate the corporate governance process to protect its own interests and disadvantage shareholders – in this case by announcing the postponement of Altigen’s special shareholders meeting (the “Special Meeting”) late in the last business day prior to the originally scheduled date – rather than allowing shareholders to be heard through the vote that was to be conducted. In this transparent attempt to avoid losing the vote at the originally scheduled Special Meeting, AltiGen claimed that additional votes were required in order to attain a necessary quorum of shareholders. With no evidence to support this claim, shareholders can only conclude that the tally of proxies received up to that time indicated that the proposals put forth by the Board would have been defeated.

AltiGen’s continued attempts to prevent shareholders from expressing their will and demanding change at the Board level, including this most recent postponement of the Special Meeting, serve to underscore the Board’s entrenchment and demonstrate the continued failure of the Board to live up to its fiduciary duties. Actions such as these are indicative of why I and many of the other shareholders who have contacted me are opposed to the proposals in question. While I understand the importance of retaining and motivating AltiGen’s talented and dedicated employees with appropriate incentive compensation plans, I refuse to rubber stamp any plan that has not been developed and reviewed by a truly competent, independent Board. The current Board, with Gilbert Hu as chairman, does not meet that standard. To wit:

* Two of the three ‘independent’ directors at AltiGen, Mike Mon Yen Tsai and Tacheng Chester Wang, are personal friends of the Company’s chairman, Gilbert Hu, and own few shares in the Company. Their interests are not aligned with shareholders, but rather are driven by their personal and outside business relationships with Mr. Hu. Their designation as independent directors is a sham.

* The Board acted irresponsibly, well outside of the bounds of any standards of good corporate governance and fiduciary duty, and put shareholder value at risk when, in January of this year, it temporarily reduced its size from five seats to four in violation of several Nasdaq listing requirements.

* Even more troubling, in the months during which AltiGen had only four Board seats, the Board approved executive compensation contracts for Mr. Hu and other members of his management team that include generous change of control provisions. The four-member Board also adopted a ‘poison pill’ shareholder rights plan, effectively restricting AltiGen’s flexibility to pursue value-creating strategic alternatives. While the Board has since been expanded back to five seats, its actions during this window further illustrate a pattern of overreaching and manipulating corporate governance to disadvantage shareholders and further entrench Mr. Hu.

I have every confidence that a competent, independent Board could expeditiously oversee the development of appropriate equity incentive compensation plans that would have my full support and would win the support of my fellow shareholders. Until such time:

* I am advising AltiGen shareholders that I continue to intend to vote “no” on both of the proposals regarding employee and executive incentive and compensation plans that have been put forth by the Board for consideration at the Special Meeting, rescheduled for June 18, 2009, to send the message that diligent AltiGen shareholders will no longer rubber stamp the proposals of a Board that is clearly entrenched, lacks the expertise necessary to fulfill its corporate governance responsibilities and has failed to execute its fiduciary duty on numerous occasions to the detriment of its shareholders.

* I am repeating my call for Mr. Hu to resign from his position as Chairman of the Board and for a new Chairman acceptable to the Company’s largest shareholders to be appointed.

As before, I intend to explore all possible additional options for creating value for investors, and I am inviting AltiGen shareholders to contact me via telephone at 312-245-8000 or via e-mail at eric@wangerfunds.com to discuss these matters.

Very truly yours,

Eric D. Wanger

ABOUT WANGER INVESTMENT MANAGEMENT
Wanger Investment Management, Inc. is a boutique investment management firm dedicated to creating and maintaining wealth for our clients through a fundamental approach to long-term investing. For more information please visit our website at http://www.wangerfunds.com.

CONTACTS
For Wanger Investment Management, Inc.
Matt Benson or Lucy Neugart, 415-618-8750
or
Michelle Yokoyama, 312-895-4700